Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX STUDENT HOUSING REIT, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 13, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of Brix Student Housing REIT, Inc. (the “Company”, “we”, “our” or “us”) dated April 17, 2018 (the “Offering Circular”) as previously supplemented or amended. Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to include our Current Report on Form 1-U filed with the SEC on November 13, 2018.

OFFERING CIRCULAR UPDATE

Current Report on Form 1-U.

On November 13, 2018, we filed our Current Report on Form 1-U with the SEC to announce that Aaron Halfacre has been appointed as our Chief Executive Officer and President and elected as a Director, effective January 1, 2019. The report is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): November 13, 2018

BRIX STUDENT HOUSING REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On November 13, 2018, the board of directors of Brix Student Housing REIT, Inc. (the “Company”) approved a CEO succession plan whereby Mr. Aaron S. Halfacre has been appointed Chief Executive Officer and President, and elected as a Director of the Company effective January 1, 2019. Mr. Halfacre replaces Mr. Harold C. Hofer who has resigned as Chief Executive Officer, President and a Director of the Company effective at the close of business on December 31, 2018.

Effective January 1, 2019, Mr. Halfacre, 46, will also become the Chief Executive Officer and a Manager of the Company’s sponsor, BrixInvest, LLC (dba “Rich Uncles”); the Chief Executive Officer, President and a Trust Manager of affiliated REIT, Rich Uncles Real Estate Investment Trust I; and the Chief Executive Officer, President and a Director of affiliated REIT, RW Holdings NNN REIT, Inc. Mr. Hofer will assume the role of non-executive Vice Chairman of BrixInvest, LLC, where he will also remain on the Board of Managers.

Mr. Halfacre is currently President of Rich Uncles. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets; and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. From April 2016 to the present, Mr. Halfacre serves as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as president and chief investment officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as senior vice president and head of strategic relations at Cole Capital Corporation, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as director of investor relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University.

There are no arrangements or understandings between Mr. Halfacre and any other person pursuant to which he was appointed to serve as an executive officer or elected as a director of the Company. There are also no family relationships between Mr. Halfacre and any director or executive officer of the Company, and Mr. Halfacre does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX STUDENT HOUSING REIT, INC. (Exact name of issuer as specified in its charter)

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: November 13, 2018